SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32456

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

January 27, 2017

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of January 2017. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on February 21, 2017, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Jessica Shin, Attorney-Adviser, at (202) 551-5921 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Nuveen New York Performance Plus Municipal Fund Inc. [File No. 811-05931]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Nuveen New York Dividend Advantage Municipal Fund and, on May 26, 2015, made a final distribution to its shareholders based on net asset value. Expenses of approximately $38,358 incurred in connection with the reorganization were paid by applicant and approximately $283,472 were paid by the acquiring fund.

Filing Dates: The application was filed on January 22, 2016, and amended on November 14, 2016, and December 14, 2016.

Applicant's Address: 333 West Wacker Drive, Chicago, Illinois 60606.

Corsair Opportunity Fund [File No. 811-22978]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 15, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $5,009 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on December 16, 2016.

Applicant's Address: 366 Madison Avenue, 12th Floor, New York, New York 10017.

SmartX ETF Trust [File No. 811-22825]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on December 9, 2016, and amended on January 5, 2017.

Applicant's Address: c/o Guinness Atkinson Asset Management Inc., 21550 Oxnard Street, Suite 850, Woodland Hills, California 91367.

Vantagepoint Funds [File No. 811-08941]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 14, 2016, applicant made a final liquidating distribution to its shareholders, based on net asset value. Applicant has established a liquidating trust to provide for the payment of certain identified contingent claims with respect to certain series of applicant. The parent company of applicant's investment adviser serves as administrator of the liquidating trust. Assets remaining in the liquidating trust will be distributed to its beneficiaries after the satisfaction of all claims. Expenses of $1,693,244 incurred in connection with the liquidation were paid by applicant and applicant's investment adviser. Applicant has retained $4,232,893 in cash and cash equivalents at its custodian bank to pay for certain accrued liabilities.

Filing Dates: The application was filed on November 14, 2016 and amended on January 5, 2017.

Applicant's Address: 777 North Capitol Street, NE, Suite 600, Washington, District of Columbia 20002.

Matthews A Share Selections Fund, LLC [File No. 811-22809]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 30, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $40,000 incurred in connection with the liquidation were paid by the former sole shareholder of each series of applicant. Applicant has retained a de minimis amount for the purpose of completing certain regulatory and liquidation activities in China. These de minimis amounts will be paid to the former sole shareholder of each series of applicant.

Filing Dates: The application was filed on October 20, 2016, and amended on December 19, 2016 and January 5, 2017.

Applicant's Address: Four Embarcadero Center, Suite 550, San Francisco, California 94111.

The Wall Street Fund, Inc. [File No. 811-00515]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to a corresponding series of the Wall Street EWM Funds Trust and, on September 30, 2014, made a final distribution to its shareholders based on net asset value. Expenses of $74,844 incurred in connection with the reorganization were paid by applicant and applicant's investment adviser.

Filing Date: The application was filed on December 20, 2016.

Applicant's Address: 55 East 52nd Street, 23rd Floor, New York, New York 10055.

Salient MLP Growth Fund [File No. 811-22846]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on December 21, 2016.

Applicant's Address: 4265 San Felipe, Suite 800, Houston, Texas 77027.

OneAmerica Funds, Inc. [File No. 811-05850]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 9, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $276,282 incurred in connection with the liquidation were paid by applicant's investment advisers.

Filing Date: The application was filed on December 23, 2016.

Applicant's Address: OneAmerican Square, Indianapolis, Indiana 46282.

First Trust Convertible Securities Income Fund [File No. 811-23022]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on December 27, 2016.

Applicant's Address: 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

Calvert SAGE Fund [File No. 811-22212]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Calvert Equity Portfolio, a series of Calvert Social Investment Fund and, on June 24, 2016, made a final distribution to its shareholders based on net asset value. Expenses of approximately $116,963 incurred in connection with the reorganization were paid by applicant and applicant's investment adviser.

Filing Date: The application was filed on December 30, 2016.

Applicant's Address: 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814.

SEI Liquid Asset Trust [File No. 811-03231]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 22, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $79,758 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on December 30, 2016.

Applicant's Address: One Freedom Valley Drive, Oaks, Pennsylvania 19456.

CPG York Event Driven Strategies, LLC [File No. 811-23085]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on December 30, 2016.

Applicant's Address: c/o Central Park Advisers, LLC, 805 Third Avenue, New York, New York 10022.

LMP Real Estate Income Fund Inc. [File No. 811-21098]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Legg Mason Funds Trust and, on June 10, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $635,553 incurred in connection with the reorganization were paid by applicant and applicant's investment adviser.

Filing Date: The application was filed on January 5, 2017.

Applicant's Address: 620 Eighth Avenue, New York, New York 10018.

Western Asset Managed High Income Fund Inc. [File No. 811-07396]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Western Asset High Income Opportunity Fund Inc. and, on August 29, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $792,374 incurred in connection with the reorganization were paid by applicant, applicant's investment adviser, and the acquiring fund.

Filing Date: The application was filed on January 5, 2017.

Applicant's Address: 620 Eighth Avenue, New York, New York 10018.

Western Asset Global Partners Income Fund Inc. [File No. 811-07994]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Western Asset Global High Income Fund Inc. and, on August 29, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $637,448 incurred in connection with the reorganization were paid by applicant, applicant's investment adviser, and the acquiring fund.

Filing Date: The application was filed on January 5, 2017.

Applicant's Address: 620 Eighth Avenue, New York, New York 10018.

Endowment Institutional TEI Fund W, L.P. [File No. 811-22465]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 1, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on January 5, 2017.

Applicant's Address: 4265 San Felipe, 8th Floor, Houston, Texas 77027.

American Funds Global High-Income Opportunities Fund [File No. 811-22745]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on January 13, 2017.

Applicant's Address: 6455 Irvine Center Drive, Irvine, California 92618.

GAI Aurora Opportunities Fund, LLC [File No. 811-22516]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to GAI Corbin Multi-Strategy Fund, LLC and, on September 30, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $188,478 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Date: The application was filed on January 23, 2017.

Applicant's Address: 401 South Tryon Street, Charlotte, North Carolina 28202.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary